UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated May 12, 2022, announcing the Company's financial results for the first quarter ended March 31, 2022.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop and the section entitled “Conference Call”, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 12, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

EURONAV ANNOUNCES FIRST QUARTER
2022 RESULTS
HIGHLIGHTS

•	Further sequential freight rate improvement during late Q1 and into Q2
•	Dislocation caused by geopolitical events proving to be positive catalyst
•	Application of fleet rejuvenation programme with 7 vessels transacted in 2022
•	Q2 to date spot rates 43% fixed at USD 14,000k per day for VLCC with 44% fixed at USD 19,700k per day for Suezmax

ANTWERP, Belgium, 12 May 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the first quarter ended 31 March 2022.

Hugo De Stoop, CEO of Euronav said: “The conflict in Ukraine has driven considerable dislocation in tanker market freight patterns as sanctions and so-called self-sanctioning by market participants has driven ton-mile growth. The uplift to freight rates continues to have momentum as oil supplies have increased driven by higher prices, OPEC+ production rising and strategic reserve releases. Medium term industry fundamentals remain constructive with orderbook ratios at a 24 year low and no new VLCC orders for 9 months. These are being augmented with factors such as US crude exports hitting 4 year highs and evidence that surplus tonnage in key markets like the Middle East is reducing. Euronav has been very active in positioning itself for the next stage of the cycle with a programme of fleet rejuvenation, a detailed outline of our decarbonisation pathway, and of course via further sector consolidation since quarter end with our proposed combination with Frontline. We expect to make progress on all fronts during the rest of 2022.”

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

Key figures
* In order to improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost elements without impact on profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. They have been applied retrospectively and comparative information has been revised.

The most important key figures (unaudited) are:
(in thousands of USD)	First Quarter 2022	First Quarter 2021*
Revenue	114,368	108,831
Other operating income	2,522	2,371

Voyage expenses and commissions	(31,041)	(21,187)
Vessel operating expenses	(51,554)	(58,282)
Charter hire expenses	(3,590)	(2,748)
General and administrative expenses	(10,656)	(7,569)
Net gain (loss) on disposal of tangible assets	13,500	1,163
Depreciation	(52,601)	(83,857)

Net finance expenses	(33,655)	(16,380)
Share of profit (loss) of equity accounted investees	9,372	5,934
Result before taxation	(43,335)	(71,724)

Tax benefit (expense)	(37)	711
Profit (loss) for the period	(43,372)	(71,013)

Attributable to: Owners of the Company	(43,372)	(71,013)

The contribution to the result is as follows:
(in thousands of USD)	First Quarter 2022	First Quarter 2021

Tankers	(53,460)	(77,320)
FSO	10,088	6,307
Result after taxation	(43,372)	(71,013)

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

Information per share:
(in USD per share)	First Quarter 2022	First Quarter 2021
Weighted average number of shares (basic) **	201,677,981	201,677,981
Result after taxation	(0.22)	(0.35)

** The number of shares issued on 31 March 2022 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav on 31 March 2022 is 201,677,981.

EBITDA reconciliation (unaudited):

(in thousands of USD)	First Quarter 2022	First Quarter 2021

Profit (loss) for the period	(43,372)	(71,013)
+ Net interest expenses	33,396	16,446
+ Depreciation of tangible and intangible assets	52,601	83,857
+ Income tax expense (benefit)	37	(711)
EBITDA (unaudited)	42,662	28,579

+ Net interest expenses JV	512	836
+ Depreciation of tangible and intangible assets JV	1,986	3,041
+ Income tax expense (benefit) JV	(2,253)	658
Proportionate EBITDA	42,907	33,114

Proportionate EBITDA per share:

(in USD per share)	First Quarter 2022	First Quarter 2021

Weighted average number of shares (basic)	201,677,981	201,677,981
Proportionate EBITDA	0.21	0.16

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first quarter of 2022, the Company realized a net loss of USD 43.4 million or USD (0.22) per share (first quarter 2021: a net loss of 71 USD million or USD (0.35) per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 42.9 million (first quarter 2021: USD 33.1 million).

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET
TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	First quarter 2022	First quarter 2021
VLCC
Average spot rate (in TI Pool)*	13,750	14,000
Average time charter rate**	48,300	39,500
SUEZMAX
Average spot rate***	15,500	11,500
Average time charter rate	30,500	29,500

*Euronav owned ships in TI Pool (excluding technical offhire days and TI Adm costs)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Fleet rejuvenation
In January, Euronav NV announced that upon the redelivery of 4 VLCCs, which occurs at the maturity of a five-year sale and leaseback agreement, the Company will book a USD 18 million capital gain on disposal of assets. The four VLCCs are: the Nautilus (2006 - 307,284 dwt), Navarin (2007 - 307,284 dwt), Neptun (2007 - 307,284 dwt) and the Nucleus (2007 - 307,284 dwt). As the first ship was redelivered on 15 December 2021, USD 4.5 million was booked in the fourth quarter of 2021, whereas the remaining USD 13.5 million was booked in the first quarter of 2022.

In April Euronav purchased two eco-vessels, the Chelsea (2020 – 299,995 dwt) and the Ghillie (2019 – 297,750 dwt), for USD 179 million in total. They are sisters of our D-class VLCC vessels Delos, (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 299,550 dwt). These vessels were all built in Korea at DSME, are fitted with scrubbers and are the latest generation of eco-type VLCC.

In parallel to this transaction, Euronav sold four older S-class VLCCs for an en-bloc price of USD 198 million. A capital gain of USD 1.2 million will be recorded on the sale of these ships. The four vessels are the Sandra (2011 – 323, 527 dwt), Sara (2011 – 323,183 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt). All four vessels are non-eco VLCCs with higher consumptions than modern versions of such tankers.

After the end of Q1 Euronav agreed to sell the Suezmax Bari (2005 – 159,186 dwt). The Suezmax was held in our 50/50 joint venture with Ridgebury Tankers and clients of Tufton Oceanic. 50% of the capital gain of USD 6.5 million (which equals USD 3.25 million) is attributable to Euronav shareholders.
This active approach has significantly reduced the average age of our tanker fleet. On 1 January 2021 the average age of our VLCC and Suezmax fleet was 9 years old. On 1 January 2022 this had decreased to 8.3 years. This is the result of our active fleet rejuvenation management that consists of replacing older tonnage with younger vintages and also adding newbuildings to our fleet without adding to worldwide tanker capacity.

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

Update - Newbuilding delivery schedule
In January, two newbuilding Suezmaxes, Cedar and Cypress, joined our fleet. Cedar was delivered on the 7th of January and Cypress on the 20th of January. Both were constructed at Daehan shipbuilding (DHSC) in South Korea. Six more vessels are currently under construction, of which three VLCCs that are scheduled for delivery in the first and second quarter of 2023 and three Suezmaxes, of which one scheduled for delivery in the third quarter of 2023, and two in the first quarter of 2024.

Outstanding capital expenditure for the six vessels at the end of Q1 2022 was USD 363.2 million.

Maintenance
On our existing fleet, we continue to take advantage of the current challenging freight rate background to accelerate a number of scheduled dry dockings during 2022, with 16 dry dockings scheduled (11 VLCCs and 5 Suezmaxes) and 2 Suezmaxes completed already.

Distribution to shareholders
Following the decision of the shareholders meeting of November 2021 to make the issue premium reserve account available for distribution, the fixed distribution of USD 3 cents related to Q4 2021 and for Q1 2022 will be paid via a repayment from that issue premium reserve. This distribution approach will be optimal for shareholders as there will be zero withholding tax (WHT) associated with such a payment. Shareholders will therefore receive USD 6 cents per share subject to approval by the shareholders at the annual general meeting on May 19.

FINANCING AND ACCOUNTING AT EURONAV

Liquidity
Euronav continues to maintain a strong financial base and excellent relationships with its capital providers: commercial banks, equity and debt investors. At the end of March 2022, the Company had liquidity of USD 614 million, comprised of USD 169.6 million cash and USD 444.4 million undrawn committed credit facilities.

Euronav executes a 100% hedging programme to manage volatility of the Company’s fuel stock. This program continues to contribute positively to the company. The paper position which is booked in the financial result of this quarter for a total amount USD -16.3 million is more than compensated by the realised gains on consumption and unrealised gains on the fuel stock for a total amount of USD 20.2 million.

PROPOSED MERGER WITH FRONTLINE

On April 7th, Euronav announced that it had signed a term sheet with Frontline to combine businesses. We believe it is the most value creating strategy available, through maximizing service levels and realizing significant synergies, in terms of business and sustainability.

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

The combined business would provide a platform that would extend Euronav’s leading position in sustainable shipping and would allow the combined company to further advance Euronav’s industry leading sustainability practices.

On a practical level, the global economy will still require crude oil for many years to come as the global energy transition advances. The proposed combination with Frontline will facilitate the emergence of a sustainable custodian in this process. The combination would create a global independent oil tanker operator with leading operational break-even levels for the combined fleet, improved overall utilization and cost synergies, unparalleled leadership and expertise in the shipping industry, and the ability to attract and retain future world-class talent.

The enlarged fleet would enable the combined group to provide better service to customers on a global basis and maximize value creation throughout the tanker market cycle. We are convinced that the plan we will present offers the best value, in the short and longer term, to our shareholders and we will update the markets after our AGM.

EURONAV AGM MAY 19 2022

Euronav encourages all shareholders to exercise their right to vote at the company’s annual general meeting to be held next week in Antwerp. The resolutions include the  (re-) election of three Euronav directors which the Supervisory and Management Boards recommend to vote in favour for. Three non-independent directors were proposed by CMB to be voted onto the Supervisory board. Euronav strongly recommends voting against these resolutions. Our positioning on this matter has been publicised in our recent press releases including recommendations from the proxy advisor ISS.  (https://www.euronav.com/en/investors/company-news-reports/press-releases/2022/euronav-opposes-resolutions-proposed-by-cmb)/ (Euronav - Leading proxy advisory firm ISS supports all of Euronav’s Supervisory Board candidates and recommends against CMB’s non-independent nominees)

TANKER MARKET & OUTLOOK

The tanker freight rate spectrum and market activity has been considerably and positively impacted from disruption following the Russian invasion of Ukraine. This tragic catalyst has been most impactful on Aframax and Suezmax segments of the market but also indirectly into VLCC markets. Russia has never featured as a VLCC territory as these vessels are physically unable to dock at Russian terminals. Before March Russia exported 4.5 million bpd of crude, mostly to Europe. These barrels will require new markets most likely in the Far East, and Europe will likely continue to increase both Atlantic (US, Brazil, Caribbean, West Africa) barrels and those from the Middle East to replace Russian crude.

Put simply, on average Russian seaborne crude has an average voyage of 2,000 nautical miles; the global average voyage is 5,000 nautical miles and crude transiting from the Atlantic on average needs 9,000 nautical miles to reach its destination. Russian barrels will have to travel further and imports to the EU will cover longer distances. US crude exports have already increased by 1 million bpd based on 4 weeks rolling average since January and the first VLCC cargo for two years between Abu Dhabi and Europe set sail in April.

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

Headwinds remain however with downgrades to the IEA crude demand 2022 forecasts, still scheduled for growth, but now at 1.9 million bpd, a cut of 250k bpd from March. Recycling remains elusive and puzzling with 1 VLCC and 6 Suezmax (all 6 in April 2022) exiting the fleet this year despite record steel prices (VLCC scrap value USD 28.3 million and Suezmax scrap value USD 15.3 million at the end of April 2022).

However, Aframax recycling is running at cycle highs of 4% and historically Aframax recycling has been ahead of VLCC and Suezmax demolition rates in terms of timing for the past three cycles. The lack of recycling dovetails with our thesis that the 60-70 VLCC and 35-45 Suezmax engaged in the illicit Iranian crude trade have been dominated by older, privately held tankers that would ordinarily have been recycled by this stage of the cycle but have been incentivised to continue trading illegally instead. The return of Iranian crude to the global oil market remains an important potential catalyst for the large crude tanker market.

The broader and medium-term outlook for the tanker sector however remains constructive. We believe that core fundamentals – orderbook/fleet ratio (25-year lows at 7% VLCC and 6% for Suezmax), aged fleet (27% VLCC aged over 15 years with same ratio at 31% for Suezmax) and incoming emissions regulations (e.g. EEXI in 2023) – provide a supportive base for recovery. The catalyst for recapturing higher and sustained freight rates will come from delivery in oil supply, consumption, and inventory restocking that key commentators such as the IEA are forecasting for later this 2022.

So far in the second quarter of 2022, the Euronav VLCC fleet that operated in the Tankers International Pool has earned about USD 14,000 per day and 43% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 19,700 per day on average with 44% of the available days fixed.

SUSTAINABILITY ACTIVITY

Award recognition for sustainability financing
Euronav has been awarded the ‘Sustainability linked deal of the year 2021’ by Marine Money 2022 for our 80 million sustainability linked credit facility signed with a number of commercial banks. This additional financing agreed last year matches a key proportion of our operational costs (in Euro currency) in the same currency and has performance features embedded within the facility. Euronav will therefore benefit from a lower coupon should we meet or beat emission-based targets, but will also pay a higher coupon should we not meet such targets. The banks included with the financing are KBC, ABN AMRO, Belfius, ING Belgium, Société Générale, BNP Paribas Fortis and Gigarant – infrastructure funding arm of Flemish Government. Euronav now has over 40% of its funding with sustainability linked features.

Sustainability Presentation May 5th
On May 5th 2022 Euronav management gave a comprehensive and detailed outline on how we intend to be net zero by 2050. Details on this presentation are given below. https://www.euronav.com/en/investors/company-news-reports/presentations/2022/presentation-euronavs-road-to-decarbonization/

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	12 May 2022
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q1 2022 Earnings Conference Call”
Event Site/URL:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=H9JaHF5q

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10165326/f236a9051c Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 19 May 2022, beginning at 9 a.m. EST / 3 p.m. CET on 12 May 2022. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10165326.

*
*  *

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

*
**

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET

Contact:
Brian Gallagher – Head of IR, Research and Communications & Management Board member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual General Meeting 2022: Thursday 19 May 2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 40 VLCCs (three of which on a bareboat in contract and three of which time chartered in) with further three under construction, 26 Suezmaxes (of which two vessels are time chartered in) with a further three under construction and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET
Condensed consolidated statement of financial position (unaudited)
(in thousand USD)

	March 31, 2022	December 31, 2021
ASSETS

Non-current assets
Vessels	2,852,206	2,967,787
Assets under construction	117,257	181,293
Right-of-use assets	23,783	29,001
Other tangible assets	1,125	1,218
Intangible assets	158	186
Receivables	63,938	55,639
Investments in equity accounted investees	81,695	72,446
Deferred tax assets	1,537	1,546

Total non-current assets	3,141,699	3,309,116

Current assets
Bunker inventory	93,965	69,035
Non-current assets held for sale	194,891	-
Trade and other receivables	269,285	237,745
Current tax assets	73	99
Cash and cash equivalents	169,582	152,528

Total current assets	727,796	459,407

TOTAL ASSETS	3,869,495	3,768,523

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	303	453
Hedging reserve	17,404	2,396
Treasury shares	(164,104)	(164,104)
Retained earnings	136,927	180,140

Equity attributable to owners of the Company	1,932,227	1,960,582

Non-current liabilities
Bank loans	1,253,691	1,175,835
Other notes	198,030	196,895
Other borrowings	82,608	86,198
Lease liabilities	13,761	16,759
Other payables	994	3,490
Employee benefits	8,054	6,839
Provisions	657	892

Total non-current liabilities	1,557,795	1,486,908
Current liabilities
Trade and other payables	103,157	83,912
Current tax liabilities	528	366
Bank loans	89,191	29,313
Other notes	66,189	67,025
Other borrowings	100,830	117,863
Lease liabilities	19,308	22,292
Provisions	270	262

Total current liabilities	379,473	321,033
TOTAL EQUITY and LIABILITIES	3,869,495	3,768,523

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET
Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2022	2021*
	Jan. 1 - Mar. 31, 2022	Jan. 1 - Mar. 31, 2021
Shipping income
Revenue	114,368	108,831
Gains on disposal of vessels/other tangible assets	13,500	1,163
Other operating income	2,522	2,371
Total shipping income	130,390	112,365

Operating expenses
Voyage expenses and commissions	(31,041)	(21,187)
Vessel operating expenses	(51,554)	(58,282)
Charter hire expenses	(3,590)	(2,748)
Depreciation tangible assets	(52,574)	(83,836)
Depreciation intangible assets	(27)	(21)
General and administrative expenses	(10,656)	(7,569)
Total operating expenses	(149,442)	(173,643)

RESULT FROM OPERATING ACTIVITIES	(19,052)	(61,278)

Finance income	5,316	6,934
Finance expenses	(38,971)	(23,314)
Net finance expenses	(33,655)	(16,380)

Share of profit (loss) of equity accounted investees (net of income tax)	9,372	5,934

PROFIT (LOSS) BEFORE INCOME TAX	(43,335)	(71,724)

Income tax benefit (expense)	(37)	711

PROFIT (LOSS) FOR THE PERIOD	(43,372)	(71,013)

Attributable to:
Owners of the company	(43,372)	(71,013)

Basic earnings per share	(0.22)	(0.35)
Diluted earnings per share	(0.21)	(0.35)

Weighted average number of shares (basic)	201,677,981	201,677,981
Weighted average number of shares (diluted)	201,773,240	201,690,677

*In order to improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost elements without impact on profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. They have been applied retrospectively and comparative information has been revised.

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET
Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2022	2021
	Jan. 1 - Mar. 31, 2022	Jan. 1 - Mar. 31, 2021

Profit/(loss) for the period	(43,372)	(71,013)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	—	—

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(151)	(262)
Cash flow hedges - effective portion of changes in fair value	15,008	5,215
Equity-accounted investees - share of other comprehensive income	159	295

Other comprehensive income (expense), net of tax	15,016	5,248

Total comprehensive income (expense) for the period	(28,356)	(65,765)

Attributable to:
Owners of the company	(28,356)	(65,765)

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET
Condensed consolidated statement of changes in equity (unaudited)
 (in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Profit (loss) for the period	—	—	—	—	—	(71,013)	(71,013)
Total other comprehensive income (expense)	—	—	(262)	5,215	—	295	5,248
Total comprehensive income (expense)	—	—	(262)	5,215	—	(70,718)	(65,765)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(6,050)	(6,050)
Total transactions with owners	—	—	—	—	—	(6,050)	(6,050)

Balance at March 31, 2021	239,148	1,702,549	673	(2,241)	(164,104)	463,946	2,239,971

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	(43,372)	(43,372)
Total other comprehensive income (expense)	—	—	(151)	15,008	—	159	15,016
Total comprehensive income (expense)	—	—	(151)	15,008	—	(43,213)	(28,356)

Balance at March 31, 2022	239,148	1,702,549	302	17,404	(164,104)	136,927	1,932,226

PRESS RELEASE Regulated information Thursday 12 May 2022 – 8 a.m. CET
Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2022	2021
	Jan. 1 - Mar. 31, 2022	Jan. 1 - Mar. 31, 2021
Cash flows from operating activities
Profit (loss) for the period	(43,372)	(71,013)

Adjustments for:	63,194	92,364
Depreciation of tangible assets	52,574	83,836
Depreciation of intangible assets	27	21
Provisions	(227)	(65)
Income tax (benefits)/expenses	37	(711)
Share of profit of equity-accounted investees, net of tax	(9,372)	(5,934)
Net finance expense	33,655	16,380
(Gain)/loss on disposal of assets	(13,500)	(1,163)

Changes in working capital requirements	(32,285)	36,750
Change in cash guarantees	15	(4)
Change in inventory	(24,930)	41,946
Change in receivables from contracts with customers	(11,925)	(5,832)
Change in accrued income	(274)	(1,782)
Change in deferred charges	(11,245)	(9,604)
Change in other receivables	(7,646)	(1,087)
Change in trade payables	14,247	6,758
Change in accrued payroll	40	49
Change in accrued expenses	2,541	7,092
Change in deferred income	7,446	(2,863)
Change in other payables	(1,774)	1,763
Change in provisions for employee benefits	1,220	314

Income taxes paid during the period	160	290
Interest paid	(32,936)	(10,882)
Interest received	26	1,737
Dividends received from equity-accounted investees	1,000	1,375

Net cash from (used in) operating activities	(44,213)	50,621

Acquisition of vessels and vessels under construction	(62,494)	(227,210)
Proceeds from the sale of vessels	13,500	35,370
Acquisition of other tangible assets	(62)	(57)
Acquisition of intangible assets	-	(42)
Loans from (to) related parties	2,754	(129)
Lease payments received from finance leases	506	481

Net cash from (used in) investing activities	(45,796)	(191,587)

Proceeds from new borrowings	261,453	340,899
Repayment of borrowings	(36,961)	(160,271)
Repayment of lease liabilities	(6,260)	(12,995)
Repayment of commercial paper	(104,932)	(24,623)
Repayment of sale and leaseback	(5,589)	(5,589)
Dividends paid	(2)	(6,056)

Net cash from (used in) financing activities	107,709	131,365

Net increase (decrease) in cash and cash equivalents	17,700	(9,601)

Net cash and cash equivalents at the beginning of the period	152,528	161,478
Effect of changes in exchange rates	(646)	(2,180)

Net cash and cash equivalents at the end of the period	169,582	149,697

of which restricted cash	—	—